Exhibit (a)(5)(E)

Vicor Corporation Announces

Extension of Tender Offer to Repurchase

up to $20 Million of Common Shares

Boston, MA, January 24, 2013 /MarketWire/ - Vicor Corporation (NASDAQ: VICR) (“Vicor” or the “Company”) announced today it is extending its previously announced “Modified Dutch Auction” tender offer to repurchase shares of its Common Stock valued at up to $20 million, at a price no greater than $5.38 per share and no less than $4.30 per share, until 5:00 P.M., Eastern Standard Time, on Friday, March 1, 2013.

Except as set forth herein, the complete terms and conditions of the tender offer remain the same as set forth in the Offer to Purchase dated November 26, 2012, and the related Letter of Transmittal.

As of 11:59 P.M., Eastern Standard Time, on January 23, 2013, the former expiration date for the tender offer, 746,504 shares of Common Stock had been validly tendered.

The Information Agent for the tender offer is Georgeson Inc., and the Depositary is Computershare Trust Company, N.A.

Copies of the Offer to Purchase and the related Letter of Transmittal have previously been mailed to holders of the Company’s shares. Additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company’s expense from, and questions regarding the tender offer may be directed to, the information agent, Georgeson Inc., at (888) 605-7561.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Vicor Common Stock. The tender offer will be made solely by the Offer to Purchase and the related Letter of Transmittal. Shareholders and investors are urged to read Vicor’s tender offer statement on Schedule TO filed with the U.S. Securities and Exchange Commission (SEC) November 26, 2012, in connection with the tender offer, which includes as exhibits the Offer to Purchase and the related Letter of Transmittal. These documents have been filed with the SEC, and investors may obtain them without charge from the SEC at its website (www.sec.gov) or from Georgeson Inc., the Information Agent for the tender offer, by calling (888) 605-7561.

About Vicor Corporation

Vicor designs, develops, manufactures and markets modular power components, power management and complete power systems based upon a portfolio of patented technologies. Headquartered in Andover, Massachusetts, Vicor sells its products primarily to customers in the higher performance, higher power segments of the power systems market, including aerospace and defense electronics, enterprise and high performance computing, industrial equipment and automation, telecommunications and network infrastructure, and vehicles and transportation markets.

Contact:

James A. Simms

Chief Financial Officer

Telephone: 978-470-2900

Facsimile: 978-749-3439